

December 16, 2024

Charles Cassel
Chief Executive Officer
CSLM Holdings, Inc.
2400 E. Commercial Boulevard – Suite 900
Fort Lauderdale, FL 33308

Sameer Maskey
Chief Executive Officer
Fusemachines Inc.
500 Seventh Avenue, 14th Floor
New York, NY 10018

> **Re: CSLM Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed November 27, 2024**
> **File No. 333-283520**

Dear Charles Cassel and Sameer Maskey:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Statements, page 187

1. Please further explain adjustment 4(n). If this is an intercompany elimination, please clarify why both balances are recorded on CSLM as of nine months ended September 30, 2024. Explain why Fusemachine did not record the covenant expense.

2. We note several adjustments in your pro forma financial statements have no balances. Please expand your footnote disclosure for those adjustments to explain why the balances are zero.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations of Fusemachines</u>
<u>Liquidity and Capital Resources as of September 30, 2024, page 266</u>

3.   We note you paid your CEO $2 million in January 2024 to repurchase some of his common stock. Please disclose this repurchase at the forefront of your Liquidity and Capital Resources section. Disclose the business reason for the repurchase.

<u>Fusemachines Inc. and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements</u>
<u>Note 19. Related Parties, page F-84</u>

4.   In regards to your repurchase of 667,000 shares of common stock from Sameer Maskey, the CEO, at a price of $4.352 per share, disclose if this repurchase was at fair value. Reconcile this price to what you determined to be the fair value of your common stock in January 2024.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Wilson at 202-551-6388 or Jeff Kauten at 202-551-3447 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Alexandra Kane
        Brian Lee